Flowr Partners with Celebrated Canadian Chef Ryan Reed to Develop Premium Edibles and Engages ICR

Chef Ryan will join Flowr’s world-class R&D team to research and develop high-quality edible products

KELOWNA, March 1, 2019 - The Flowr Corporation (TSXV: FLWR) (OTC: FLWPF) (“Flowr” or the “Company”), a Canadian Licensed Producer of premium cannabis products, today announced the hiring of celebrated Canadian Chef Ryan Reed to develop signature edible cannabis products for the Flowr brand. Chef Ryan, a past winner of Iron Chef and Chopped and Victoria’s 2011 Chef of the Year, will collaborate closely with Flowr's R&D Team to research and develop high-quality edibles. Like the brand’s existing product, it is the Company’s intention to target the needs of a premium client with this new line. Flowr expects that customers will be able to purchase these unique, gourmet products once launched following the anticipated legalization of edibles and infused products in Q4 2019.

“The hiring of Chef Ryan complements Flowr’s already significant investment in research and development,” said Tom Flow, Flowr’s Co-CEO. “This includes our dedicated, state-of-the-art cannabis R&D facility, a North American first, our exclusive partnership with Hawthorne Gardening Company, a subsidiary of The Scotts Company, a world leader in lawn and garden products, and the recent hiring of Deron Caplan, North America’s First Cannabis Cultivation Ph.D.,” said Flow.

“One POV in the analyst report published by Jefferies Financial earlier this week is that investment in R&D, including strategic hires, creates value for cannabis companies.1 That has always been Flowr’s belief. Bringing Chef Ryan into the fold is the next step in a focused R&D strategy that has created a competitive advantage for Flowr and will keep us on the cutting edge of cannabis innovation,” added Dr. Lyle Oberg, Chief Policy and Medical Officer of Flowr and a former Finance Minister of Alberta.

"I’m thrilled to join the Flowr Family. It’s an honour and a pleasure to join a company that is ride or die on technique, quality and innovation,” said Chef Ryan.

“A kitchen and a cultivation facility both require leaders with technical mastery to truly innovate. Tom Flow spent years mastering the craft of growing fine cannabis. Like Tom, I’ve put in the time. I’ve been a garde manger, a saucier, an entremetier as well as a head chef. Now I look forward to working with Tom and the team to bring gourmet, sophisticated edibles that are intended to cater to the needs of a premium customer to market,” he added.

Flowr Engages ICR to Enhance Investor Relations, Media Relations, and Corporate Communications

Separately, Flowr also announced that it has engaged ICR, a leading strategic communications and advisory firm, to enhance the Company’s investor relations, media relations and corporate communications program.

“ICR’s capital markets and financial media expertise, combined with its significant experience in the cannabis, CPG and retail sectors is expected to enhance our communications to all of our stakeholders, broaden exposure to investors, and deepen the financial communities’ understanding of Flowr’s differentiated business model, growth strategy and market opportunity. We are excited to partner with ICR,” concluded Mr. Flow.

Flowr has engaged ICR to provide comprehensive investor relations and corporate communications services for a six-month period at an agreed upon monthly retainer fee, with the total cost of such fees being not more than US$150,000. Neither ICR nor any of its principals have an ownership interest, directly or indirectly, in Flowr or its securities, and the Company has not granted ICR or its principals any right to acquire such interests.

About ICR

Established in 1998, ICR partners with companies to execute strategic communications and advisory programs that achieve business goals, build awareness and credibility, and enhance long-term enterprise value. The firm’s highly-differentiated service model, which pairs capital markets veterans with senior communications professionals, brings deep sector knowledge and relationships to more than 650 clients in approximately 20 industries. ICR’s healthcare practice operates under the Westwicke brand (www.westwicke.com). Today, ICR is one of the largest and most experienced independent communications and advisory firms in North America, maintaining offices in New York, Norwalk, Boston, Baltimore, San Francisco, San Diego and Beijing. ICR also advises on capital markets transactions through ICR Capital, LLC.

Learn more at www.icrinc.com. Follow ICR on Twitter at @ICRPR.

About Flowr

Flowr, through its subsidiaries, holds a cannabis production and sales licence granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca. Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:

Tom Flow

Co-CEO

Notice Regarding Forward-Looking Information

This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws. Any statements contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements regarding Flowr and its business include, but are not limited to, statements with respect to: Flowr’s intention to develop edible cannabis products, Chef Ryan collaborating closely with Flowr’s R&D team to research and develop high-quality edibles, Chef Ryan working closely with Tom Flow and others at the Company to bring edible products to market, the Company’s intention to target the needs of premium clients with a new line of edibles, the Company’s expectation for when customers will be able to purchase any edible and/or infused products, Flowr’s belief that investment in R&D, including strategic hires, creates value for cannabis companies, any next steps in Flowr’s R&D Strategy and the ability of those steps to create a competitive advantage for the Company, Flowr continuing to be on the cutting edge of cannabis innovation, ICR enhancing the Company’s investor relations, media relations, and corporate communications program, ICR’s ability to enhance communications to the Company’s stakeholders, broaden exposure to investors and deepen the financial communities’ understanding of Flowr’s differentiated business model, growth strategy and market opportunity, Flowr’s facilities being designed and constructed to GMP standards, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market and other factors. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to the inability of the Company to develop edible products, the inability of the Company to bring edible products to market, the anticipated legalization of edible and infused products failing to occur and/or a legal market for edible and infused products not developing, investment in R&D, including strategic hires not creating value for the Company, Flowr’s R&D strategy failing to create a competitive advantage for the Company, the Company’s inability to remain on the cutting edge of cannabis innovation, , ICR being unable to enhance the Company’s investor relations, media relations, and corporate communications program, ICR’s inability to enhance communications to the Company’s stakeholders, broaden exposure to investors and deepen the financial communities’ understanding of Flowr’s differentiated business model, growth strategy and market opportunity, the inability of Flowr to construct or maintain its facilities at GMP standards, which could significantly impact sales of Flowr’s products, Flowr’s cultivation team not employing exacting protocols throughout the growing and curing process, which could impact the quality of the products and the experience for customers, Flowr not being able to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, demand for cannabis products decreasing, including with respect to Flowr’s products, the inability of Flowr to provide what it perceives to be much-needed, high quality product to the market, the inability of Flowr to control the growing environment in its facilities, which could result in loss of products or the need to irradiate products, thus impacting the supply and demand for and/or quality of the products, Flowr requiring additional financing from time to time in order to continue its operations and construct its facilities and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, which could result in significant penalties or costs being imposed on Flowr, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Securities and Exchange Commission and Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

The information contained or referred to in this press release relating to ICR under the heading “About ICR” has been provided by ICR. Although Flowr has no knowledge that would indicate that any statements contained herein concerning ICR are untrue or incomplete, neither Flowr nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by ICR to ensure disclosure of events or facts that may have occurred which may affect the significance or accuracy of any such information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

1The Flowr Corporation (“Flowr”) is not affiliated with Jeffries Financial, and Flowr has not endorsed the contents of the Jeffries Financial analyst report. Any opinions, forecasts or estimates about Flowr’s performance made by Jeffries Financial are theirs alone. They do not represent opinions, predictions or forecasts of Flowr or its management. By its reference in this press release, Flowr does not imply its endorsement of, or agreement with such information, recommendations or conclusions. In addition, Flowr has not independently verified the accuracy or completeness of the information contained in the report.

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Contacts
Media
Rebecca Brown: +1.647.456.5599, rebecca@crowns.agency
Investors
Bram Judd: +1.905.940.3993 ext.1520, bram@flowr.ca